Consent of Independent Registered Public Accounting Firm

The Board of Directors
Kirkland Lake Gold Ltd.

We consent to the use in this Registration Statement on Form 40-F of:

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our report, dated August 1, 2017, on the consolidated financial statements of Kirkland Lake Gold Ltd. (the “Company”) which comprise the consolidated statements of financial position as at December 31, 2016, December 31, 2015, April 30, 2015 and April 30, 2014, the consolidated statements of comprehensive income (loss), cash flows and changes in equity for the year ended December 31, 2016, the eight-month period ended December 2015, and the year ended April 30, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information; and

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our report, dated March 9, 2016, on the financial statements of Kirkland Lake Gold Inc. which comprise the balance sheets as at December 31, 2015 and April 30, 2015, the statements of operations and comprehensive income, cash flows and changes in equity for the eight-month period ended December 31, 2015 and the year ended April 30, 2015 and notes, comprising a summary of significant accounting policies and other explanatory information each of which is included in this Registration Statement on Form 40-F of the Company.

Our report dated August 1, 2017 indicates that the comparative information presented as at December 31, 2015, April 30, 2015 and April 30, 2014 and for the eight-month period ended December 31, 2015 and the year ended April 30, 2015 has been restated.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
August 4, 2017
Toronto, Canada